UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 May 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

**Enclosures**: Sasol expects attributable earnings per share to increase by between 40% and 50%

Sasol Limited - Sasol expects attributable earnings per share to increase by between 40% and 50%
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

Sasol expects attributable earnings per share to increase by between 40% and 50%

Sasol's attributable earnings per share for the year ended 30 June 2008 are estimated to increase by between 40% and 50% on the comparable previous reporting period with headline earnings per share increasing between 50% and 60%.

The increase over the guidance given at the time of the announcement of our interim results on 10 March 2008 of 'good growth compared with the 2007 financial year' is due to the weakening of the rand against the US dollar, an increase in crude oil and product prices from the time of the announcement of the interim results and an improvement in the overall production rate. However, Synfuels volumes, while still envisaged to be higher than the prior year, are expected to be lower than previously foreseen.

As pointed out in March, the earnings guidance does not take into account the non-cash charges which will result from the Sasol Inzalo BEE transaction. As set out in the circular dated 24 April 2008, this transaction will be presented to shareholders for approval at a general meeting scheduled for 16 May 2008. Due to the closing date for the Black Public invitations being extended to 5 July 2008, a large portion of the non-cash charges, previously expected to have impacted the current year's earnings, will now impact Sasol's financial year 2009 earnings.

Several assumptions have been made in estimating the expected earnings increase. These assumptions are based on the best information currently available, and will be clarified and reviewed over the remainder of the financial year, and may result in a change in the estimated earnings. In particular, we reported that a material increase in capital expenditure is expected in respect of the construction of the gas-to-liquids plant at Escravos in Nigeria in which Sasol has a 37,5% economic interest. Recent estimates indicate an increase of the capital cost of the project to approximately US$6 billion and a project completion date of 2011. However, a review of the increased capital expenditure as well as changes to other factors that impact the project economics have not yet been completed. The outcome of this review could have an impact on this earnings guidance.

As previously disclosed, it is reasonably possible that the
European Commission will impose a fine on members of the European
paraffin wax industry including Sasol Wax for collective anti-
competitive behaviour. If such a fine is imposed in the current
financial year it could have an impact on this earnings guidance.
As indicated in the past, it is not possible to reliably
estimate the quantum of the fine at this stage.

Sasol's financial results for the year ended 30 June 2008 will be
announced on Monday, 8 September 2008.

The above information has not been reviewed and reported on by
the Company's auditors.

Johannesburg
13 May 2008

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 13 May 2008

By:     /s/ N L Joubert
Name:  Nereus Louis Joubert
Title:   Company Secretary